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Medicure Announces Development of MC-4262 Combination Product

Second Combination to Address Complex Cardiovascular Disorder

WINNIPEG, Manitoba - (November 18, 2004) Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce the initiation of the development program for a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product, MC-4262, is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition.

"The cardiovascular risk associated with metabolic syndrome is perhaps the greatest health threat to the developed world and one of the key areas of interest to the US Food & Drug Administration," stated Albert D. Friesen, PhD, Medicure's President and CEO. "Medicure's combination products are targeting this huge and underserved market by providing the unique advantages of MC-1 in combination with drugs from two of the largest classes of cardiovascular medications."

"The cost-effective, value building opportunity presented by development of combination products that are differentiated from standard therapy has been well demonstrated in the pharmaceutical market, and Medicure is positioned to capitalize on this by joining its effective, proprietary and safe product with two highly prescribed drugs," added Dr. Friesen.

Sales of Angiotensin Receptor Blockers (ARB's) and ARB combination products in the United States was approximately USD$3.5 billion in 2003 – representing a growth of over 20% compared to 2002 (IMS data), making it the fastest growing class of antihypertensive medication. These products are a part of the first-line of therapy for hypertension and are used extensively in metabolic syndrome. Based upon MC-1 data, the MC-4262 product will be uniquely positioned to compete with other ARB's by adding to their benefits cardioprotection as well as improved control of other disorders faced by the rapidly growing population of metabolic syndrome patients.

Medicure's other combination product, MC-4232 combines MC-1 and an ACE inhibitor – a drug class that alone represents a USD$3 billion market in the United States. MC 4232 addresses the growing diabetic hypertensive patient population, which must manage their high cardiovascular risk through the difficult and simultaneous control of blood pressure and blood sugar. The majority of these patients have metabolic syndrome as they also face obesity and hyperlipidemia.

The ongoing Phase II MATCHED clinical study, which is evaluating the effects of MC-1 alone and in combination with an ACE Inhibitor in control of blood pressure, metabolism and other endpoints in diabetic patients with hypertension, will provide critical data of direct value to the development of the new ARB combination product. The study, which is a key part of MC 4232's development program, is being conducted under the guidance and direction of one of North America's foremost experts in management of hypertension in difficult to treat patient groups, Dr. Yves Lacourcière, MD, FRCP, FACP, Director of the Hypertension Research Unit, Centre Hospitalier de l'Universite Laval, Québec.

Data from the MATCHED trial is expected in spring 2005.

The Company is expanding its combination development program to include an ARB combination, as well as the MC-4232 ACE combination, in response to both the encouraging experience with MC-1 and the interest expressed by clinicians and the market.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

•	Cardiovascular focused pipeline: a global market of over US $70 billion
•	Two drugs – MC-1 & MC-4232 – in advanced Phase II trials
•	Two positive Phase II trials completed
•	Unique products addressing major markets not adequately served by existing drugs
•	Second combination entering development stage
•	Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, both of which continue to enroll patients at a good rate, and to advance the lead candidates up to pivotal Phase III studies.

This news release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Medicure Inc.
888-435-2220
204-488-9823 fax
info@medicureinc.com
www.medicurureinc.com